UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2009

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
(Exact name of registrant as specified in its charter)

10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China, 100096
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Hollysys Automation Technologies Continues to Supply Its Proprietary Automation and Control Products to Ningde Nuclear Power Station

On Dec 1, 2009, Hollysys Automation Technologies announced that it continues to supply its proprietary nuclear conventional island automation and control products for the Ningde Nuclear Power Station #1 and #2 reactors, pursuant to a follow-on contract signed with China Techenergy Co., Ltd. (CTEC), the 50-50 joint venture by Hollysys Automation Technologies and China Guangdong Nuclear Power Holding Co., Ltd. (CGNPC). The USD $2 million, or RMB 13.6 million procurement contract is the second batch in a series of order contracts granted to Hollysys for the Ningde Nuclear Power Station project..

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Press Release, dated December 1, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HLS SYSTEMS INTERNATIONAL, LTD.

By:	/s/ Changli Wang
Changli Wang
President and Chief Executive Officer

Date: Dec 1, 2009

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated December 1, 2009.